UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2023 Results

Financial Results and Business Overview

June 30, 2023

ICL Reports Second Quarter 2023 Results

Delivers sales of $1.8 billion, adjusted EBITDA of $441 million, adjusted EBITDA margin of 24%
and diluted earnings per share of $0.13

Tel Aviv, Israel, August 9, 2023 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the second quarter ended June 30, 2023. Consolidated sales were $1.8 billion versus $2.9 billion, while operating income was $300 million versus $1,139 million in the second quarter of last year. Operating cash flow was $391 million vs. $627 million. Adjusted EBITDA was $441 million versus $1,258 million, and diluted earnings per share were $0.13 versus $0.44.

“ICL delivered another solid quarter, as we reacted swiftly to challenging market conditions, while executing with resolve against our long-term strategy. For the second quarter, results declined year-over-year, as expected, following an all-time record quarter in 2022, which reflected peak commodity prices,” said Raviv Zoller, president and CEO of ICL. “The deterioration in market conditions witnessed in the second quarter of this year was more rapid than expected, until fertilizer prices stabilized at the end of the quarter. Our efforts focused on enhancing efficiencies and competitiveness helped drive continued strong cash generation in the quarter. ICL remains committed to its long-term strategy of growing its specialties product portfolio, while targeting M&A and strategic partnership opportunities.”

As indicated on June 22, 2023, the Company's guidance for full year adjusted EBITDA is between $1.6 billion to $1.8 billion, with $0.8 billion to $0.9 billion of this amount estimated to come from the Company’s specialties focused businesses. (1a)

  ICL Group Limited Q2 2023 Results 1

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2023 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,500 people worldwide, and its 2022 revenues totaled approximately $10 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

  ICL Group Limited Q2 2023 Results 2

Financial Figures and non-GAAP Financial Measures

4-6/2023		4-6/2022		1-6/2023		1-6/2022		1-12/2022
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,834	-	2,880	-	3,932	-	5,405	-	10,015	-
Gross profit	645	35	1,539	53	1,473	37	2,784	52	5,032	50
Operating income	300	16	1,139	40	765	19	2,041	38	3,516	35
Adjusted operating income (1)	300	16	1,139	40	780	20	2,019	37	3,509	35
Net income attributable to the shareholders of the Company	163	9	563	20	443	11	1,195	22	2,159	22
Adjusted net income - shareholders of the Company (1)	163	9	751	26	455	12	1,364	25	2,350	23
Diluted earnings per share (in dollars)	0.13	-	0.44	-	0.34	-	0.93	-	1.67	-
Diluted adjusted earnings per share (in dollars) (2)	0.13	-	0.58	-	0.35	-	1.06	-	1.82	-
Adjusted EBITDA (2)	441	24	1,258	44	1,051	27	2,260	42	4,007	40
Cash flows from operating activities	391	-	627	-	773	-	952	-	2,025	-
Purchases of property, plant and equipment and intangible assets (3)	170	-	220	-	334	-	351	-	747	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated. See the disclaimer below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net". While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

  ICL Group Limited Q2 2023 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products, and Growing Solutions segments, and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

  ICL Group Limited Q2 2023 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	300	1,139	765	2,041	3,516
Write-off of assets and provision for site closure (1)	-	-	15	-	-
Divestment related items and transaction costs from acquisitions (2)	-	-	-	(22)	(29)
Legal proceedings, dispute and other settlement expenses (3)	-	-	-	-	22
Total adjustments to operating income	-	-	15	(22)	(7)
Adjusted operating income	300	1,139	780	2,019	3,509
Net income attributable to the shareholders of the Company	163	563	443	1,195	2,159
Total adjustments to operating income	-	-	15	(22)	(7)
Total tax adjustments (4)	-	188	(3)	191	198
Total adjusted net income - shareholders of the Company	163	751	455	1,364	2,350

(1)	For 2023, reflects a write-off of assets and closure costs due to the closure of the Company’s Summerville site in the US.

(2)	For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide.

(3)	For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident.

(4)
For 2023, reflects the tax impact of adjustments made to operating income. For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets, as well as the tax impact of adjustments made to operating income.

  ICL Group Limited Q2 2023 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	167	585	461	1,242	2,219
Financing expenses, net	49	14	93	48	113
Taxes on income	84	540	211	751	1,185
Less: Share in earnings of equity-accounted investees	-	-	-	-	(1)
Operating income	300	1,139	765	2,041	3,516
Depreciation and amortization	141	119	271	241	498
Adjustments (1)	-	-	15	(22)	(7)
Total adjusted EBITDA (2)	441	1,258	1,051	2,260	4,007

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	163	563	443	1,195	2,159
Adjustments (1)	-	-	15	(22)	(7)
Total tax adjustments	-	188	(3)	191	198
Adjusted net income - shareholders of the Company	163	751	455	1,364	2,350
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,792	1,291,696	1,290,950	1,291,243	1,289,947
Diluted adjusted earnings per share (in dollars) (2)	0.13	0.58	0.35	1.06	1.82

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

  ICL Group Limited Q2 2023 Results 6

Consolidated Results Analysis

Results analysis for the period April – June 2023

Sales	Expenses	Operating income
$ millions
Q2 2022 figures	2,880	(1,741)	1,139
Total adjustments Q2 2022*	-	-	-
Adjusted Q2 2022 figures	2,880	(1,741)	1,139
Quantity	(343)	187	(156)
Price	(699)	-	(699)
Exchange rates	(4)	21	17
Raw materials	-	20	20
Energy	-	(3)	(3)
Transportation	-	22	22
Operating and other expenses	-	(40)	(40)
Adjusted Q2 2023 figures	1,834	(1,534)	300
Total adjustments Q2 2023*	-	-	-
Q2 2023 figures	1,834	(1,534)	300

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, bromine industrial solutions, phosphate fertilizers, white phosphoric acid (WPA) and FertilizerpluS products. This impact was partially offset by higher sales volumes of potash.

-
Price – The negative impact on operating income was primarily related to a decrease of $398 in the price of potash (CIF) per tonne year-over-year, as well as to a decrease in selling prices of phosphate fertilizers, specialty agriculture and FertilizerpluS products and bromine-based flame retardants. This was partially offset by higher selling prices of phosphate-based food additives.

-
Exchange rates – The favorable impact on operating income was primarily related to the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which had a positive impact on operational costs that exceeded the negative impact on sales.

-
Raw materials – The positive impact on operating income was primarily due to lower costs of sulphur. This impact was partially offset by higher costs of raw materials used in the production of industrial products.

-	Transportation – The positive impact on operating income was due to decreased marine transportation costs, partially offset by increased inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily due to higher maintenance and operational costs.

  ICL Group Limited Q2 2023 Results 7

The following table sets forth sales by geographical regions based on the location of the customers:

4-6/2023	4-6/2022
$ millions	% of Sales	$ millions	% of Sales

Europe	552	30	806	28
Asia	417	23	729	25
South America	388	21	828	29
North America	357	19	359	12
Rest of the world	120	7	158	6
Total	1,834	100	2,880	100

-
Europe – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, phosphate fertilizers, white phosphoric acid (WPA), FertilizerpluS products and phosphorous-based flame retardants, as well as lower sales volumes of bromine-based flame retardants, salts and turf and ornamental products, together with lower selling prices of specialty agriculture products. The decrease was partially offset by higher sales volumes of specialty agriculture products and higher selling prices of elemental bromine.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of bromine-based flame retardants, elemental bromine, bromine-based industrial solutions, phosphate fertilizers, FertilizerpluS products, WPA and specialty raw materials used for energy storage solutions, as well as lower selling prices of potash. The decrease was partially offset by higher sales volumes of potash.

-
South America – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, specialty agriculture products, FertilizerpluS products and phosphate fertilizers, as well as lower sales volumes of WPA.

-
North America – The decrease in sales was primarily due to lower selling prices and sales volumes of phosphorous-based flame retardants, as well as lower sales volumes of turf and ornamental products and phosphate-based food additives, together with lower selling prices of potash, phosphate fertilizers and specialty agriculture products. The decrease was partially offset by higher sales volumes of potash and phosphate fertilizers, as well as higher selling prices of phosphate-based food additives.

-	Rest of the world – The decrease in sales was primarily due to lower sales volumes and selling prices of potash, specialty agriculture products and WPA.

   ICL Group Limited Q2 2023 Results 8

Financing expenses, net

Net financing expenses in the second quarter of 2023 amounted to $49 million compared to $14 million in the corresponding quarter last year, an increase of $35 million.

The main change is due to a decrease of $38 million in income driven from provisions for long-term employee benefits and lease revaluation resulting from lower depreciation of the Israeli shekel against the US dollar compared to the corresponding period, as well as an increase in interest expenses of $9 million, $6 million of which relates to the increase in market interest rate and $3 million relates to employee benefits provisions. This change was offset by a decrease of $16 million in losses from hedging transactions.

Tax expenses

In the second quarter of 2023, the Company’s reported tax expenses amounted to $84 million, reflecting an effective tax rate of 33%, compared to $540 million in the corresponding quarter of last year. For this quarter, the effective tax rate was slightly higher than usual, due to a withholding tax on dividends in the amount of $8 million, representing an increase of 3% in the effective tax rate. For the corresponding quarter of last year, the tax expenses included an adjustment of $188 million. Excluding this amount, the effective tax rate was 31%.

  ICL Group Limited Q2 2023 Results 9

Results analysis for the period January – June 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	5,405	(3,364)	2,041
Total adjustments YTD 2022*	-	(22)	(22)
Adjusted YTD 2022 figures	5,405	(3,386)	2,019
Quantity	(667)	314	(353)
Price	(741)	-	(741)
Exchange rates	(65)	66	1
Raw materials	-	(57)	(57)
Energy	-	(18)	(18)
Transportation	-	23	23
Operating and other expenses	-	(94)	(94)
Adjusted YTD 2023 figures	3,932	(3,152)	780
Total adjustments YTD 2023*	-	(15)	(15)
YTD 2023 figures	3,932	(3,167)	765

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, elemental bromine, white phosphoric acid (WPA), salts and phosphate fertilizers. This was partially offset by higher sales volumes of clear brine fluids.

-
Price – The negative impact on operating income was primarily related to a decrease of $271 in the price of potash (CIF) per tonne year-over-year, as well as to a decrease in selling prices of phosphate fertilizers, specialty agriculture products and bromine-based flame retardants. This impact was partially offset by higher selling prices of phosphate-based food additives, specialty minerals products and turf and ornamental products.

-
Exchange rates – The favorable impact on operating income was primarily related to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which was almost entirely offset by the negative impact on sales, resulting mainly from the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of raw materials used in the production of industrial products, commodity fertilizers, caustic soda and potassium hydroxide (KOH). This impact was partially offset by lower costs of sulphur.

-	Energy – The negative impact on operating income was due to an increase in electricity and gas prices.

-	Transportation – The positive impact on operating income was due to decreased marine transportation costs, partially offset by increased inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

   ICL Group Limited Q2 2023 Results 10

The following table sets forth sales by geographical regions based on the location of the customers:

1-6/2023		1-6/2022
$ millions	% of Sales	$ millions	% of Sales

Europe	1,324	34	1,530	28
Asia	854	22	1,466	27
South America	808	21	1,344	25
North America	715	18	774	14
Rest of the world	231	5	291	6
Total	3,932	100	5,405	100

-
Europe – The decrease in sales was primarily due to lower sales volumes of bromine and phosphorous-based flame retardants, white phosphoric acid (WPA), salts, phosphate fertilizers and turf and ornamental products, as well as lower selling prices of potash, specialty agriculture and FertilizerpluS products, together with the negative impact of the depreciation of the average exchange rate of the euro against the US dollar. The decrease was partially offset by higher sales volumes of potash.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of bromine-based flame retardant, elemental bromine, bromine-based industrial solutions, phosphate fertilizers, WPA, FertilizerpluS products, as well as lower selling prices of potash. The decrease was partially offset by higher sales volumes of specialty agriculture products, potash and clear brine fluids.

-
South America – The decrease was primarily due to lower selling prices and sales volumes of potash, specialty agriculture and FertilizerpluS products, as well as lower selling prices of phosphate fertilizers and lower sales volumes of WPA.

-
North America – The decrease in sales was primarily due to lower selling prices and sales volumes of specialty agriculture products, as well as lower sales volumes of phosphorous-based flame retardants, together with lower selling prices of potash and phosphate fertilizers. The decrease was partially offset by higher selling prices and sales volumes of WPA, as well as higher sales volumes of potash, phosphate fertilizers and clear brine fluids, together with higher selling prices of phosphate-based food additives.

-
Rest of the world – The decrease in sales was primarily due to lower sales volumes and selling prices of potash and specialty agriculture products, as well as lower sales volumes of bromine based industrial solutions, phosphate fertilizers and WPA.

  ICL Group Limited Q2 2023 Results 11

Financing expenses, net

Net financing expenses in the first half of 2023 amounted to $93 million compared to $48 million in the corresponding period last year, an increase of $45 million.

The main change is due to a decrease of $37 million in income driven from provisions for long-term employee benefits and lease revaluation resulting from lower depreciation of the Israeli shekel against the US dollar compared to the corresponding period, as well as an increase in interest expenses of $12 million, $7 million of which relates to the increase in market interest rate and $5 million relates to employee benefits provisions. This change was offset by a decrease of $6 million in losses from hedging transactions.

Tax expenses

For the six-month period ended June 30, 2023, the Company's reported tax expenses amounted to $211 million reflecting an effective tax rate of 31%.

  ICL Group Limited Q2 2023 Results 12

Industrial Products Segment information as of June 30, 2023 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	300	486	661	980	1,766
Sales to external customers	297	478	648	966	1,737
Sales to internal customers	3	8	13	14	29
Segment Operating Income	60	191	150	379	628
Depreciation and amortization	14	15	29	30	61
Segment EBITDA	74	206	179	409	689
Capital expenditures	19	18	45	40	90

Highlights and business environment

•	Elemental bromine sales decreased year-over-year, with declining bromine prices and soft demand, mainly for bromine-based flame retardants.

•	Sales of bromine-based flame retardants decreased year-over-year, with lower volumes and prices, as electronics end-market demand remained weak.

•
Sales of phosphorus-based flame retardants decreased year-over-year, with lower volumes and prices, as construction end-market demand remained soft due to both inflation and high interest rates, mainly in the US and European markets.

•	Sales of clear brine fluids remained stable year-over-year.

•	Sales of specialty minerals maintained solid levels, although slightly down due to a decline in technical KCL sales for oil drilling.

    ICL Group Limited Q2 2023 Results 13

Industrial Products Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period April – June 2023

Sales	Expenses	Operating income
$ millions
Q2 2022 figures	486	(295)	191
Quantity	(167)	72	(95)
Price	(20)	-	(20)
Exchange rates	1	3	4
Raw materials	-	(11)	(11)
Energy	-	(3)	(3)
Transportation	-	4	4
Operating and other expenses	-	(10)	(10)
Q2 2023 figures	300	(240)	60

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants, as well as bromine based industrial solutions and specialty minerals.

-
Price – The negative impact on operating income was mainly due to lower selling prices of bromine and phosphorus-based flame retardants, partially offset by higher selling prices of specialty minerals.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar and the positive impact on sales resulting from the depreciation of the average exchange rate of the Japanese yen against the US dollar.

-	Raw materials – The negative impact on operating income was due to increased costs of raw materials.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

    ICL Group Limited Q2 2023 Results 14

Industrial Products Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period January – June 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	980	(601)	379
Quantity	(313)	129	(184)
Price	(3)	-	(3)
Exchange rates	(3)	10	7
Raw materials	-	(31)	(31)
Energy	-	(9)	(9)
Transportation	-	6	6
Operating and other expenses	-	(15)	(15)
YTD 2023 figures	661	(511)	150

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants and elemental bromine. This impact was partially offset by higher sales volumes of clear brine fluids.

-	Price – The negative impact on operating income was due to lower selling prices of bromine and phosphorus-based flame retardants partially offset by higher selling prices of specialty minerals.

-
Exchange rates – The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, which was partially offset by the negative impact on sales due to the depreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The negative impact on operating income was due to increased costs of raw materials.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices.

-	Transportation – The positive impact on operating income was due to lower marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

    ICL Group Limited Q2 2023 Results 15

Potash Segment information as of June 30, 2023 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom, and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity and steam to ICL facilities in Israel (surplus electricity is sold to external customers).

Results of operations

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	546	951	1,129	1,746	3,313
Potash sales to external customers	440	810	895	1,458	2,710
Potash sales to internal customers	24	50	58	93	184
Other and eliminations (1)	82	91	176	195	419
Gross Profit	282	698	637	1,221	2,292
Segment Operating Income	167	576	421	986	1,822
Depreciation and amortization	46	40	90	80	166
Segment EBITDA	213	616	511	1,066	1,988
Capital expenditures	79	113	163	175	346
Potash price - CIF ($ per tonne)	403	801	451	722	682

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $403 in the quarter was 26% lower compared to the first quarter of 2023 and 50% lower year-over-year.

•	The Grain Price Index decreased by 1.9% during the quarter due to a decrease in prices of soybean, corn, wheat and rice by 4.7%, 3.3%, 1.3% and 0.2%, respectively.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in July 2023, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.5% for the 2023/24 agriculture year, compared to 27.7% for the 2022/23 agriculture year and 28.3% for the 2021/22 agriculture year.

•
In June 2023, as part of ICL’s 2022-2024 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 800,000 tonnes of potash, with options for additional 350,000 tonnes to be supplied during 2023, at a price of $307 per tonne, which aligns with recent contract settlements.

    ICL Group Limited Q2 2023 Results 16

Potash Segment information as of June 30, 2023 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	04-06/2023	04-06/2022	VS Q2 2022	01-03/2023	VS Q1 2023
Granular potash – Brazil	CFR spot ($ per tonne)	383	1,115	(65.7)%	495	(22.6)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	509	869	(41.4)%	688	(26.0)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	397	929	(57.3)%	494	(19.6)%
Potash imports
To Brazil	million tonnes	3.8	3.6	5.6%	2.4	58.3%
To China	million tonnes	2.7	2.0	35.0%	2.6	3.8%
To India	million tonnes	1.2	0.6	118.2%	0.2	500.0%

Sources: CRU (Fertilizer Week Historical Price: July 2023), FAI, Brazilian and Chinese customs data.

Potash – Production, and Sales

Thousands of tonnes	4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
Production	1,110	1,211	2,180	2,304	4,691
Total sales (including internal sales)	1,261	1,147	2,224	2,297	4,499
Closing inventory	503	362	503	362	547

Second quarter 2023

-	Production – Production was 101 thousand tonnes lower year-over-year, partially due to operational challenges at ICL Iberia.

-
Sales – The quantity of potash sold was 114 thousand tonnes higher year-over-year mainly due to increased sales volumes to China, India and the US, which was partially offset by lower sales volumes to Brazil.

First half 2023

-
Production – Production was 124 thousand tonnes lower year-over-year, partially due to operational challenges at ICL Iberia. A fatal accident at the Cabanasses mine in the beginning of March was followed by a gradual ramp-up due to extraordinary safety measures, which led to production losses.

-	Sales – The quantity of potash sold was 73 thousand tonnes lower year-over-year, mainly due to lower sales volumes to India and Brazil, partially offset by higher sales volumes to China and the US.

    ICL Group Limited Q2 2023 Results 17

Potash Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period April – June 2023

Sales	Expenses	Operating income
$ millions
Q2 2022 figures	951	(375)	576
Quantity	27	(12)	15
Price	(433)	-	(433)
Exchange rates	1	3	4
Raw materials	-	(1)	(1)
Energy	-	11	11
Transportation	-	15	15
Operating and other expenses	-	(20)	(20)
Q2 2023 figures	546	(379)	167

-	Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash to China, India and the US, partially offset by lower sales volumes to Brazil.

-	Price – The negative impact on operating income resulted primarily from a decrease of $398 in potash price (CIF) per tonne year-over-year.

-
Exchange rates– The favorable impact on operating income was mainly due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar and a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in electricity and gas prices.

-	Transportation – The positive impact on operating income was due to a decrease in marine costs, partially offset by higher inland transportation costs.

-	Operating and other expenses– The negative impact on operating income was primarily related to higher operational costs.

    ICL Group Limited Q2 2023 Results 18

Potash Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period January – June 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	1,746	(760)	986
Quantity	(87)	36	(51)
Price	(517)	-	(517)
Exchange rates	(13)	6	(7)
Raw materials	-	(1)	(1)
Energy	-	6	6
Transportation	-	16	16
Operating and other expenses	-	(11)	(11)
YTD 2023 figures	1,129	(708)	421

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of potash to India and Brazil, as well as a decrease in sales volumes of magnesium, partially offset by higher sales volumes to China and the US.

-	Price – The negative impact on operating income resulted primarily from a decrease of $271 in potash price (CIF) per tonne compared to the corresponding period last year.

-
Exchange rates – The unfavorable impact on operating income was due to a negative impact on sales resulting from the depreciation of the average exchange rate of the euro against the US dollar. This was partially offset by a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in electricity and gas prices.

-	Transportation – The positive impact on operating income was due to lower marine costs, partially offset by higher inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

    ICL Group Limited Q2 2023 Results 19

Phosphate Solutions Segment information as of June 30, 2023 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $395 million and operating income of $68 million in the second quarter of 2023 were approximately 20% and 42% lower, respectively, compared to the second quarter of 2022. The decrease in operating income was driven mainly by higher costs of raw materials, lower selling prices as well as higher energy and other production costs. While sales of acids and salts in technical applications decreased, food specialty sales increased year-over-year.

Sales of phosphate commodities amounted to $210 million, approximately 50% lower than in the second quarter of 2022, due to a decrease in quantities sold and lower prices. Operating income of $3 million, a year-over-year decrease of $148 million, was primarily due to lower prices, partially offset by lower costs of raw materials, mainly sulphur.

Results of operations

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	605	915	1,319	1,713	3,106
Sales to external customers	553	832	1,212	1,580	2,851
Sales to internal customers	52	83	107	133	255
Segment Operating Income	71	268	186	468	777
Depreciation and amortization*	59	47	114	94	189
Segment EBITDA	130	315	300	562	966
Phosphate specialties EBITDA	83	131	167	246	436
Phosphate commodities EBITDA	47	184	133	316	530
Capital expenditures	60	60	114	109	259

* For Q2 2023, comprised of $15 million in phosphate specialties and $44 million in phosphate commodities. For Q2 2022, comprised of $14 million in phosphate specialties and $33 million in phosphate commodities.

    ICL Group Limited Q2 2023 Results 20

Phosphate Solutions Segment information as of June 30, 2023 (Unaudited)

Significant Highlights

•
In the second quarter, destocking initiatives in the market resulted in a supply surplus, negatively impacting sales prices and volumes. In addition, higher raw material and production costs compared to the second quarter of 2022 affected the specialty phosphates business.

•
Sales of Food Specialties were higher year-over-year, driven by higher prices to compensate for increased production costs. Industrial salts sales decreased year-over-year as a result of market destocking initiatives and lower market segment activity.

•	White phosphoric acid (WPA): Sales decreased year-over-year, with lower volumes, especially in Europe and China. Selling prices declined year-over-year in-line with input costs.

•	Phosphate fertilizer prices continued to be impacted by sustained downward pressure over the second quarter, due to excess availability and limited demand.

-	In India, buyers took advantage of weak global fundamentals of high supply and low demand to import additional amounts at lower prices.

-
In Brazil, lower crop and fertilizer prices created a cautious environment during the quarter. Importers stepped aside, waiting for prices to stabilize before committing to new purchases. This led to low second quarter activity, with the MAP CFR Brazil price falling by approximately 30% during the quarter.

-
In the US, strong activity in the market during the second quarter was affected by a surge of last-minute demand for spring applications due to poor weather earlier in the quarter. This led to an increase of $72-83/t in DAP prices through the month of April. However, prices abruptly fell towards the end of the season, ending at around $496/t.

•
Indian phosphoric acid prices, which are negotiated on a quarterly basis, were $970/t P2O5 in the quarter, down by $80/t from the first quarter. For the third quarter, CIL(India) agreed to phosphoric acid supply at $850/t, down by $120/t.

•	The Middle East spot price of sulphur decreased from $108/t FOB at the end of April to $63/t FOB at the end of June.

    ICL Group Limited Q2 2023 Results 21

Phosphate Solutions Segment information as of June 30, 2023 (Unaudited)

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	04-06/2023	04-06/2022	VS Q2 2022	01-03/2023	VS Q1 2023
DAP	CFR India Bulk Spot	515	955	(46)%	648	(21)%
TSP	CFR Brazil Bulk Spot	406	1,034	(61)%	515	(21)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	279	602	(54)%	325	(14)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	94	455	(79)%	139	(32)%

Source: CRU (Fertilizer Week Historical Prices, June 2023).

Results analysis for the period April - June 2023

Sales	Expenses	Operating income
$ millions
Q2 2022 figures	915	(647)	268
Quantity	(176)	110	(66)
Price	(130)	-	(130)
Exchange rates	(4)	12	8
Raw materials	-	22	22
Energy	-	(1)	(1)
Transportation	-	3	3
Operating and other expenses	-	(33)	(33)
Q2 2023 figures	605	(534)	71

-
Quantity – The negative impact on operating income was primarily related to lower sales volumes of fertilizers, white phosphoric acid (WPA), mainly in Europe and China, as well as lower sales volumes of salts and phosphate-based food additives.

-	Price – The negative impact on operating income was primarily due to lower selling prices of fertilizers and WPA. This was partially offset by higher selling prices of phosphate-based food additives.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, which was partially offset by the negative impact on sales due to the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was due to lower costs of sulphur, which was partially offset by higher costs of caustic soda.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

    ICL Group Limited Q2 2023 Results 22

Phosphate Solutions Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period January – June 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	1,713	(1,245)	468
Quantity	(245)	148	(97)
Price	(123)	-	(123)
Exchange rates	(26)	34	8
Raw materials	-	4	4
Energy	-	(11)	(11)
Transportation	-	3	3
Operating and other expenses	-	(66)	(66)
YTD 2023 figures	1,319	(1,133)	186

-	Quantity – The negative impact on operating income was due to lower sales volumes of fertilizers, white phosphoric acid (WPA), salts and phosphate-based food additives.

-
Price – The negative impact on operating income primarily related to lower selling prices of phosphate fertilizers and specialty raw materials used for energy storage solutions. This was partially offset by higher selling prices of phosphate-based food additives, WPA and salts.

-
Exchange rates – The favorable impact on operating income was mainly related to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which was partially offset by the negative impact on sales due to the depreciation of the average exchange rate of the euro and the Chinese yuan against the US dollar.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices, mainly in Europe and the US.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

    ICL Group Limited Q2 2023 Results 23

Growing Solutions Segment information as of June 30, 2023 (Unaudited)

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations

4-6/2023	4-6/2022	1-6/2023	1-6/2022	1-12/2022
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	481	700	1,045	1,266	2,422
Sales to external customers	473	689	1,026	1,245	2,376
Sales to internal customers	8	11	19	21	46
Segment Operating Income	4	141	36	234	378
Depreciation and amortization	18	14	31	31	70
Segment EBITDA	22	155	67	265	448
Capital expenditures	14	21	38	38	101

Highlights and business environment

•	FertilizerpluS: Sales decreased year-over-year resulting from lower volumes and prices.

•	Specialty Agriculture (SA): Sales decreased year-over-year, with lower prices and volumes, mainly in MicroNutriants and straight fertilizers.

•	Turf and Ornamental (T&O): Sales decreased year-over-year, as higher prices were unable to offset lower volumes.

•	ICL Boulby: The production of Polysulphate increased by 9% year-over-year, with record production of 267 thousand tonnes.

    ICL Group Limited Q2 2023 Results 24

Growing Solutions Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period April – June 2023

Sales	Expenses	Operating income
$ millions
Q2 2022 figures	700	(559)	141
Quantity	(91)	73	(18)
Price	(125)	-	(125)
Exchange rates	(3)	2	(1)
Raw materials	-	1	1
Energy	-	(2)	(2)
Operating and other expenses	-	8	8
Q2 2023 figures	481	(477)	4

-	Quantity – The negative impact on operating income was primarily due to lower sales volumes of FertilizerpluS and turf & ornamental products.

-
Price – The negative impact on operating income was primarily due to lower selling prices across most business lines, mainly FertilizerpluS and specialty agriculture products, which was partially offset by higher selling prices of turf & ornamental products.

-
Exchange rates – The unfavorable impact on operating income was primarily due to the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan and the Israeli shekel against the US dollar, which was partially offset by the positive impact on operational costs due to the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

    ICL Group Limited Q2 2023 Results 25

Growing Solutions Segment information as of June 30, 2023 (Unaudited)

Results analysis for the period January – June 2023

Sales	Expenses	Operating income
$ millions
YTD 2022 figures	1,266	(1,032)	234
Quantity	(121)	89	(32)
Price	(78)	-	(78)
Exchange rates	(22)	8	(14)
Raw materials	-	(58)	(58)
Energy	-	(4)	(4)
Transportation	-	(2)	(2)
Operating and other expenses	-	(10)	(10)
YTD 2023 figures	1,045	(1,009)	36

-	Quantity – The negative impact on operating income was mainly due to a decrease in sales volumes of turf & ornamental, as well as FertilizerpluS products.

-	Price – The negative impact on operating income was due to lower selling prices across most business lines, mainly specialty agriculture and FertilizerpluS products.

-
Exchange rate – The unfavorable impact on operating income was primarily related to the depreciation of the average exchange rate of the Chinese yuan, the euro and the Israeli shekel against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, potassium hydroxide (KOH) and caustic soda.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher operational costs.

    ICL Group Limited Q2 2023 Results 26

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the quarter, cash flow provided by operating activities amounted to $391 million compared to $627 million in the corresponding quarter last year. This decrease was mainly due to stronger operating results in the corresponding quarter last year.

Net cash used in investing activities

In the quarter, net cash used in investing activities amounted to $205 million compared to $264 million in the corresponding quarter last year. This reduction was mainly due to lower investments in property, plant and equipment during the current quarter.

Net cash used in financing activities

In the quarter, net cash used in financing activities amounted to $348 million compared to $351 million in the corresponding quarter last year.

Outstanding net debt

In March 2023, the Company repaid, as scheduled, NIS 392 million (approximately $108 million) of its Series E Bond.

As of June 30, 2023, ICL’s net financial liabilities amounted to $2,253 million, a decrease of $63 million compared to December 31, 2022.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. The Sustainability-Linked RCF replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025.

As of June 30, 2023, the Company had utilized $478 million of the credit facility. For further information, please see Note 4 to the Company’s Interim Financial Statements.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million with an additional $100 million uncommitted. As of June 30, 2023, ICL had utilized approximately $251 million of the facility’s framework.

    ICL Group Limited Q2 2023 Results 27

Ratings and financial covenants

Fitch Ratings

In June 2023, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

As of July 2023, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of June 30, 2023, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the six and three month periods ended June 30, 2023, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Board of Directors and Senior Management Updates

On May 10, 2023, the Company’s 2023 Annual General Meeting of Shareholders (the "AGM") approved the re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin and Michal Silverberg to serve as directors, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal. The AGM further approved the reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company. As of May 10, 2023, Ovadia Eli is no longer a director of the Company, after serving as a director since August 2011.

On June 8, 2023, the Company disclosed its Annual Corporate Responsibility (ESG) web-report for 2022.

Risk Factors

In the six and three month periods ended June 30, 2023, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2022.

    ICL Group Limited Q2 2023 Results 28

Legal Proceedings

Applications of derivative actions

1.
In July 2023, the Company was served with a motion for discovery of documents, filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Applicant), as a preliminary proceeding in preparation for the possible filing of a comprehensive derivative action against officers of the Company who, according to the Applicant, allegedly caused damages to the Company in the minimum amount of about $202 million plus linkage and interest, as a result of the decision to purchase Allana Potash in Ethiopia. Considering the early stage of the proceeding, there is a difficulty in estimating its outcome. In any event, no material impact is expected on the Company's financial results.

2.
Note 18 to the Annual Financial Statements provides disclosure regarding a motion for discovery of documents filed by a shareholder of the Company as a preliminary proceeding for a possible application of a derivative action against officers of the Company as a result of the Ashalim incident. In March 2023, the shareholder submitted a request to withdraw from the procedural arrangement, according to which the legal proceedings will be delayed until the relevant investigation's materials are provided to the Company, and to establish a new schedule for the resumption of the proceedings. The Company submitted its opposition to the request. Considering the proceedings are in an early stage and even suspended, there is a difficulty in estimating their outcome. In any event, no material impact is expected on the Company's financial results.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the second quarter of 2023 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first quarter of 2023 published by the Company (the "prior quarterly report"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

    ICL Group Limited Q2 2023 Results 29

Consolidated Financial Statements (Unaudited)

As of June 30, 2023
(in millions of US Dollars)

Condensed Consolidated Statements of Financial Position as of (Unaudited)

June 30, 2023	June 30, 2022	December 31, 2022
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	372	426	417
Short-term investments and deposits	166	90	91
Trade receivables	1,380	1,812	1,583
Inventories	2,006	1,857	2,134
Prepaid expenses and other receivables	333	572	323
Total current assets	4,257	4,757	4,548

Non-current assets
Deferred tax assets	149	132	150
Property, plant and equipment	6,097	5,749	5,969
Intangible assets	872	867	852
Other non-current assets	209	273	231
Total non-current assets	7,327	7,021	7,202

Total assets	11,584	11,778	11,750

Current liabilities
Short-term debt	674	466	512
Trade payables	893	1,132	1,006
Provisions	75	53	81
Other payables	789	1,227	1,007
Total current liabilities	2,431	2,878	2,606

Non-current liabilities
Long-term debt and debentures	2,117	2,291	2,312
Deferred tax liabilities	467	450	423
Long-term employee liabilities	362	435	402
Long-term provisions and accruals	236	266	234
Other	61	62	60
Total non-current liabilities	3,243	3,504	3,431

Total liabilities	5,674	6,382	6,037

Equity
Total shareholders’ equity	5,670	5,153	5,464
Non-controlling interests	240	243	249
Total equity	5,910	5,396	5,713

Total liabilities and equity	11,584	11,778	11,750

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 31

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	December 31, 2022
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,834	2,880	3,932	5,405	10,015
Cost of sales	1,189	1,341	2,459	2,621	4,983

Gross profit	645	1,539	1,473	2,784	5,032

Selling, transport and marketing expenses	279	321	543	600	1,181
General and administrative expenses	55	74	123	143	291
Research and development expenses	19	17	37	35	68
Other expenses	2	6	18	6	30
Other income	(10)	(18)	(13)	(41)	(54)

Operating income	300	1,139	765	2,041	3,516

Finance expenses	89	138	176	205	327
Finance income	(40)	(124)	(83)	(157)	(214)

Finance expenses, net	49	14	93	48	113

Share in earnings of equity-accounted investees	-	-	-	-	1

Income before taxes on income	251	1,125	672	1,993	3,404

Taxes on income	84	540	211	751	1,185

Net income	167	585	461	1,242	2,219

Net income attributable to the non-controlling interests	4	22	18	47	60

Net income attributable to the shareholders of the Company	163	563	443	1,195	2,159

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.13	0.44	0.34	0.93	1.68

Diluted earnings per share (in dollars)	0.13	0.44	0.34	0.93	1.67

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,347	1,286,380	1,289,293	1,286,097	1,287,304

Diluted (in thousands)	1,290,792	1,291,696	1,290,950	1,291,243	1,289,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 32

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	December 31, 2022
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	167	585	461	1,242	2,219

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(3)	(194)	56	(137)	(146)
Change in fair value of cash flow hedges transferred to the statement of income	21	59	45	76	101
Effective portion of the change in fair value of cash flow hedges	(15)	(90)	(39)	(109)	(119)
Tax relating to items that will be reclassified subsequently to net income	(1)	7	(1)	8	4
	2	(218)	61	(162)	(160)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	3	18	13	60	83
Tax relating to items that will not be reclassified to net income	(1)	(3)	(4)	(10)	(12)
	2	15	9	50	71

Total comprehensive income	171	382	531	1,130	2,130

Comprehensive income (loss) attributable to the non-controlling interests	(12)	9	6	34	40

Comprehensive income attributable to the shareholders of the Company	183	373	525	1,096	2,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	December 31, 2022
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	167	585	461	1,242	2,219
Adjustments for:
Depreciation and amortization	141	119	271	241	498
Exchange rate, interest and derivative, net	30	75	48	116	157
Tax expenses	84	540	211	751	1,185
Change in provisions	(13)	(41)	(28)	(59)	(83)
Other	2	6	6	(14)	(15)
	244	699	508	1,035	1,742

Change in inventories	113	(208)	164	(295)	(527)
Change in trade receivables	268	21	233	(448)	(215)
Change in trade payables	(71)	105	(108)	99	(42)
Change in other receivables	1	(89)	(5)	(90)	(46)
Change in other payables	(184)	(52)	(207)	(9)	107
Net change in operating assets and liabilities	127	(223)	77	(743)	(723)

Interest paid, net	(42)	(39)	(59)	(55)	(106)
Income taxes paid, net of refund	(105)	(395)	(214)	(527)	(1,107)

Net cash provided by operating activities	391	627	773	952	2,025

Cash flows from investing activities
Payments for deposits, net	(35)	(30)	(79)	(38)	(36)
Business combinations	-	(18)	-	(18)	(18)
Purchases of property, plant and equipment and intangible assets	(170)	(220)	(334)	(351)	(747)
Proceeds from divestiture of assets and businesses, net of transaction expenses	-	2	3	22	33
Other	-	2	1	14	14
Net cash used in investing activities	(205)	(264)	(409)	(371)	(754)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(146)	(307)	(324)	(476)	(1,166)
Receipt of long-term debt	95	190	353	533	1,045
Repayments of long-term debt	(228)	(259)	(398)	(615)	(1,181)
Receipts (repayments) of short-term debt	(54)	25	(17)	(72)	(21)
Receipts from transactions in derivatives	-	-	6	19	20
Dividend paid to the non-controlling interests	(15)	-	(15)	-	-
Net cash used in financing activities	(348)	(351)	(395)	(611)	(1,303)

Net change in cash and cash equivalents	(162)	12	(31)	(30)	(32)
Cash and cash equivalents as of the beginning of the period	552	439	417	473	473
Net effect of currency translation on cash and cash equivalents	(18)	(25)	(14)	(17)	(24)
Cash and cash equivalents as of the end of the period	372	426	372	426	417

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2023
Balance as of April 1, 2023	549	233	(515)	130	(260)	5,494	5,631	267	5,898

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(146)	(146)	(15)	(161)
Comprehensive income (loss)	-	-	13	5	-	165	183	(12)	171
Balance as of June 30, 2023	549	234	(502)	136	(260)	5,513	5,670	240	5,910

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2022
Balance as of April 1, 2022	548	225	(387)	138	(260)	4,819	5,083	234	5,317

Share-based compensation	-	2	-	2	-	-	4	-	4
Dividends	-	-	-	-	-	(307)	(307)	-	(307)
Comprehensive income	-	-	(181)	(24)	-	578	373	9	382
Balance as of June 30, 2022	548	227	(568)	116	(260)	5,090	5,153	243	5,396

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 35

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	4	-	-	5	-	5
Dividends	-	-	-	-	-	(324)	(324)	(15)	(339)
Comprehensive income	-	-	68	5	-	452	525	6	531
Balance as of June 30, 2023	549	234	(502)	136	(260)	5,513	5,670	240	5,910

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	-	3	-	3	-	-	6	-	6
Dividends	-	-	-	-	-	(476)	(476)	-	(476)
Comprehensive income	-	-	(124)	(25)	-	1,245	1,096	34	1,130
Balance as of June 30, 2022	548	227	(568)	116	(260)	5,090	5,153	243	5,396

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	9	-	3	-	-	13	-	13
Dividends	-	-	-	-	-	(1,166)	(1,166)	-	(1,166)
Comprehensive income	-	-	(126)	(14)	-	2,230	2,090	40	2,130
Balance as of December 31, 2022	549	233	(570)	127	(260)	5,385	5,464	249	5,713

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 37

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2022 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

ICL Group Limited Quarterly Report 38

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the United States, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. Management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2023

Sales to external parties	297	505	553	473	6	-	1,834
Inter-segment sales	3	41	52	8	-	(104)	-
Total sales	300	546	605	481	6	(104)	1,834

Segment operating income (loss)	60	167	71	4	(3)	1	300
Other expense not allocated to the segments							-
Operating income							300

Financing expenses, net							(49)
Income before income taxes							251

Depreciation and amortization	14	46	59	18	-	4	141

Capital expenditures	19	79	60	14	1	4	177

ICL Group Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2022

Sales to external parties	478	877	832	689	4	-	2,880
Inter-segment sales	8	74	83	11	1	(177)	-
Total sales	486	951	915	700	5	(177)	2,880

Segment operating income (loss)	191	576	268	141	(1)	(36)	1,139
Other income not allocated to the segments							-
Operating income							1,139

Financing expenses, net							(14)
Income before income taxes							1,125

Depreciation and amortization	15	40	47	14	-	3	119

Capital expenditures	18	113	60	21	3	2	217

ICL Group Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2023

Sales to external parties	648	1,035	1,212	1,026	11	-	3,932
Inter-segment sales	13	94	107	19	1	(234)	-
Total sales	661	1,129	1,319	1,045	12	(234)	3,932

Segment operating income (loss)	150	421	186	36	(5)	(8)	780
Other expense not allocated to the segments							(15)
Operating income							765

Financing expenses, net							(93)
Income before income taxes							672

Depreciation and amortization	29	90	114	31	1	6	271

Capital expenditures	45	163	114	38	4	6	370

ICL Group Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2022

Sales to external parties	966	1,605	1,580	1,245	9	-	5,405
Inter-segment sales	14	141	133	21	2	(311)	-
Total sales	980	1,746	1,713	1,266	11	(311)	5,405

Segment operating income (loss)	379	986	468	234	(4)	(44)	2,019
Other income not allocated to the segments							22
Operating income							2,041

Financing expenses, net							(48)
Income before income taxes							1,993

Depreciation and amortization	30	80	94	31	1	5	241

Capital expenditures	40	175	109	38	4	4	370

ICL Group Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2022

Sales to external parties	1,737	3,031	2,851	2,376	20	-	10,015
Inter-segment sales	29	282	255	46	3	(615)	-
Total sales	1,766	3,313	3,106	2,422	23	(615)	10,015

Segment operating income (loss)	628	1,822	777	378	(9)	(87)	3,509
Other income not allocated to the segments							7
Operating income							3,516

Financing expenses, net							(113)
Share in earnings of equity-accounted investees							1
Income before income taxes							3,404

Depreciation and amortization	61	166	189	70	3	9	498

Capital expenditures	90	346	259	101	9	17	822

ICL Group Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2023		4-6/2022		1-6/2023		1-6/2022		1-12/2022
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	337	18	797	28	727	18	1,287	24	2,200	22
USA	336	18	326	11	670	17	706	13	1,457	15
China	196	11	421	15	478	12	870	16	1,495	15
India	109	6	107	4	126	3	184	3	505	5
United Kingdom	96	5	127	4	266	7	246	5	448	4
Spain	92	5	101	4	191	5	196	4	365	4
Germany	87	5	106	4	197	5	220	4	417	4
Israel	70	4	98	3	136	3	181	3	344	3
France	42	2	89	3	127	3	167	3	305	3
Netherlands	40	2	92	3	98	2	153	3	264	3
All other	429	24	616	21	916	25	1,195	22	2,215	22
Total	1,834	100	2,880	100	3,932	100	5,405	100	10,015	100

ICL Group Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2023
Europe	114	128	177	172	5	(44)	552
Asia	71	163	122	67	-	(6)	417
South America	6	116	111	156	-	(1)	388
North America	92	82	148	36	1	(2)	357
Rest of the world	17	57	47	50	-	(51)	120
Total	300	546	605	481	6	(104)	1,834

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2022
Europe	149	211	259	241	4	(58)	806
Asia	189	206	250	97	-	(13)	729
South America	9	412	180	243	-	(16)	828
North America	114	41	155	50	1	(2)	359
Rest of the world	25	81	71	69	-	(88)	158
Total	486	951	915	700	5	(177)	2,880

ICL Group Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2023
Europe	256	365	384	406	10	(97)	1,324
Asia	157	260	300	151	-	(14)	854
South America	12	273	211	315	-	(3)	808
North America	201	122	326	74	1	(9)	715
Rest of the world	35	109	98	99	1	(111)	231
Total	661	1,129	1,319	1,045	12	(234)	3,932

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2022
Europe	305	360	471	492	9	(107)	1,530
Asia	400	438	489	163	-	(24)	1,466
South America	20	656	297	389	-	(18)	1,344
North America	211	141	325	99	1	(3)	774
Rest of the world	44	151	131	123	1	(159)	291
Total	980	1,746	1,713	1,266	11	(311)	5,405

ICL Group Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2022
Europe	574	698	881	880	18	(242)	2,809
Asia	664	1,008	817	286	-	(32)	2,743
South America	40	938	496	849	-	(8)	2,315
North America	401	365	654	166	1	(10)	1,577
Rest of the world	87	304	258	241	4	(323)	571
Total	1,766	3,313	3,106	2,422	23	(615)	10,015

ICL Group Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2023		June 30, 2022		December 31, 2022
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	341	307	343	327	339	302
Debentures bearing fixed interest
Marketable	1,206	1,155	1,341	1,292	1,335	1,270
Non-marketable	196	192	196	198	195	191
	1,743	1,654	1,880	1,817	1,869	1,763

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	June 30, 2023	June 30, 2022	December 31, 2022
	$ millions	$ millions	$ millions
Derivatives designated as economic hedge, net	(28)	(27)	(25)
Derivatives designated as cash flow hedge, net	(20)	(1)	9
	(48)	(28)	(16)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management (cont'd)

D. Revolving Credit Facility Agreement

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between its subsidiary ICL Finance B.V. and a consortium of twelve international banks for $1,550 million (hereinafter - the Sustainability-Linked RCF). The Sustainability-Linked RCF is guaranteed by ICL and replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025.

The Sustainability-Linked RCF is for a period of five years and includes lenders’ options to extend it by two periods of one-year each. The pricing structure of the new RCF is not materially different from ICL’s previous credit facility, and it is adapted to a SOFR/EURIBOR based pricing mechanism as follows:

Up to 33% credit:	SOFR/EURIBOR + 0.8%
From 33% to 66% credit:	SOFR/EURIBOR + 0.9%
66% credit or more:	SOFR/EURIBOR + 1.05%

The Sustainability-Linked RCF includes customary undertakings and representations, including, among other things, a cross-default mechanism, a negative pledge and financial covenants, similar to all of ICL’s loans. In line with ICL’s strategic commitment to sustainability, the Sustainability-Linked RCF follows ICL’s initial Sustainability-Linked Term Loan dated September 2021. The Sustainability-Linked RCF includes three Key Performance Indicators (KPIs) which have been designed to align with ICL’s sustainability goals: a reduction in Absolute Scope 1 & 2 GHG Emissions; an increase in the percentage of female representation among senior ICL management; and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. Each of these goals will be assessed regularly during the term of the Sustainability-Linked RCF through third-party verification of ICL’s performance in these areas. As of June 30, 2023, the Company had utilized $478 million of the credit facility.

Note 5 –Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 14, 2023	March 15, 2023	178	0.14
May 9, 2023	June 14, 2023	146	0.11
August 8, 2023 *	September 13, 2023	81	0.06

*      The dividend will be distributed on September 13, 2023, with a record date for eligibility of August 30, 2023.

ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as of June 30, 2023 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 18 to the Annual Financial Statements, regarding the settlement agreement signed in connection with the Ashalim incident, in May 2023, the Israeli district court approved the settlement agreement, while dismissing a submitted objection and granted it the force of a judgment, effectively concluding the proceedings. In July 2023, an appeal was filed against the district court's ruling, claiming, among other things, that this agreement is allegedly unreasonable. In the Company's estimation, it is more likely than not that the appeal will be rejected.

2.
Further to Note 18 to the Annual Financial Statements, regarding Energean's continued delays in supply of natural gas (NG), in April 2023, Energean announced it entered commercial production, following which full supply of NG is now being obtained from Energean. The Company intends to exercise all of its legal rights in connection with Energean's past delays.

ICL Group Limited Quarterly Report 52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 9, 2023